UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-26677

INSIGHT COMMUNICATIONS COMPANY, INC.

(Exact name of registrant as specified in its charter)

Insight Communications Company, Inc.
810 7th Avenue
New York, New York 10019
(917) 286-2300

(Address and telephone number of registrant’s principal executive offices)

Class A common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  0 holders of Class A common stock

Pursuant to the requirements of the Securities Exchange Act of 1934, Insight Communications Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 16, 2005	By:	/s/ Elliot Brecher
Elliot Brecher
Senior Vice President and General Counsel